STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

July 17, 2006

ELECTRONIC SUBMISSION

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	State Auto Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 13, 2006
File No. 000-19289

Ladies and Gentlemen:

I am responding on behalf of State Auto Financial Corporation (the “Company”) to the June 14, 2006 letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Robert P. Restrepo, Jr., the President and Chief Executive Officer of the Company (the “June 14 Correspondence”), relating to the Company’s Form 10-K for its fiscal year ended December 31, 2005 (the “2005 Form 10-K”), filed pursuant to the Securities Exchange Act of 1934. Please note that the Company received an extension from the Staff of the Commission to respond to the June 14 Correspondence. The extended response date was July 17, 2006.

Please note that each of the changes to the Company’s Form 10-K disclosure as described below is intended to be applicable to the Company’s 2006 Form 10-K and years following, subject, of course, to changes in the rules applicable to such filings. Furthermore, in the interests of providing clarification with respect to the Company’s responses to the SEC Staff’s comments, certain of the Company’s responses include portions captioned as “Note to Staff” which are set apart from the rest of the text by being presented in italics. These will not be part of future disclosures. For convenience, each Staff comment of the June 14 Correspondence is repeated followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the June 14 Correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

1.

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

STAFF COMMENT:

Please disclose the amount of the reserve for loss and loss adjustment expense by line of business for each year presented. Because IBNR, ALAE and ULAE reserve estimates are more imprecise, please disclose these amounts separately from case reserves and from formula reserves.

COMPANY RESPONSE:

Note to Staff: The Company will expand the comparative loss reserves table (presented on page 58 of the 2005 Form 10-K) to include a breakout by line of business as presented below. The following is an example of the breakout of this table for the December 31, 2005 loss and loss expense reserves and reflects how the Company manages its business, specifically as it relates to loss and ALAE.

($ in millions) December 31, 2005	Ending Loss & ALAE Case	Ending Loss & ALAE IBNR	Ending ULAE bulk	Total reserves
Automobile – personal standard	$126.6	53.3	12.7	192.7
Automobile – personal nonstandard	19.2	6.3	2.0	27.5
Automobile – commercial	49.1	38.7	5.1	92.8
Homeowners and farmowners	45.7	16.1	2.2	63.9
Commercial multi-peril	42.9	42.9	4.8	90.7
Workers compensation	38.2	41.8	7.5	87.6
Fire and allied lines	20.4	3.2	0.8	24.3
Other liability and products liability	39.9	72.4	12.4	124.7
Miscellaneous personal and commercial lines	3.9	2.4	0.8	7.1

Total losses and loss expenses payable net of reinsurance recoverable on losses and loss expenses payable	$385.9	277.1	48.3	711.3

STAFF COMMENT:

We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures. In addition, please disclose your process for calculating the IBNR. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

COMPANY RESPONSE:

The Company uses a number of different methodologies to estimate reserves. For short-tailed contracts, the claims are typically settled within five years, and the most common actuarial estimates are based on techniques using link ratio projections of paid loss, incurred losses, paid claims, and incurred claims. Separate projections are made for catastrophes that are in the very early stages of development based on specific information known through the reporting date. Diagnostic tests of loss ratios and severity trends are considered in the process, as well as the historic case reserve adequacy and claim settlement rate.

Reserve estimates for long-tailed contracts use the same methods listed above for short-tailed lines, along with several other methods as determined by the actuary. For example, premium-based methods may be used in developing ultimate loss estimates, including the Expected Loss Ratio, Bornhuetter-Ferguson, and Least-Squares techniques. The Company also uses statistical models when the historical patterns can be reasonably approximated.

The process for calculating IBNR is to develop an estimate of the ultimate losses incurred, and then subtract all amounts already paid or held in tabular case reserves.

STAFF COMMENT:

Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the reserving methods herein, how you determine the provision for uncertainty.

COMPANY RESPONSE:

Management’s Best Estimate (“MBE”) does not include an explicit provision for uncertainty. However it does recognize the inherent variability in reserve estimates by considering both the actuarial point estimate and the actuarial range in the determination process.

STAFF COMMENT:

It appears that you have significantly revised your estimate of loss reserves recorded in prior years but the current explanation given for the favorable development as due to “normal fluctuations and uncertainty associated with loss reserve development” does not seem to fully explain what were the causes of the changes. As such, identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Identify the years and the lines of business to which the changes in estimate relate.

COMPANY RESPONSE:

In 2005, the Company experienced $44.3M of favorable development from prior accident years. This included $23.8M of favorable development occurring in 2004, with smaller amounts spread out over several years as shown in the table on page 61.

The Company holds ceded loss reserves in anticipation of transferring liabilities to a reinsurer or other third party risk pool. In 2005, ceded loss reserves developed favorably by $14.8M, meaning the actual ceded losses were well above anticipated levels. Historically the Company has had less ceded loss activity because its reinsurance retention levels are generally high enough to exclude most claims. However, several liability claims emerged for Umbrella, Commercial Auto, and Other Liability coverages on claims from prior accident years.

Catastrophe losses also developed favorably in 2005, contributing $5.8M in reserve decreases. Better than expected claim severity on the four Florida hurricanes from 2004 was the main reason for the change. Because each storm can vary as to size and amount of damage, this type of variation is common.

Adjusting and Other (1) expense reserves accounted for $13.7M of prior year reserve change. These expense reserves have a proportional relationship to the overall claim inventory and held reserves by accident year, as they move up or down in sync with carried loss reserves. Since reserves for both catastrophes and non-catastrophes decreased for the prior accident years, the expense reserves declined in a similar fashion.

The remaining favorable development is spread across several lines of business and is generally the result of having fewer claims emerge and smaller claim sizes, than was anticipated in the estimates developed as of December 2004.

(1) Adjusting and Other is that component of loss expenses (ALAE and ULAE) that relate to costs other than defense, litigation, and medical cost containment.

STAFF COMMENT:

We acknowledge your discussion of the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses on page 32 and on page 58. Please identify and describe those key assumptions by line of business in addition to your current disclosures. In additional, please disclose the following:

1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.

Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

COMPANY RESPONSE:

Management tests the various assumptions underlying each reserving method as part of determining the reserve estimate for every line of business, ultimately giving the most weight to projections where the assumptions are validated and where the statistical properties indicate there is little or no bias in the estimate.

Note to Staff: Within the loss reserve estimation process there are no explicit, key assumptions that are changed as part of the reserve calculation that result in direct adjustments to the indicated reserves. For example, there is no formula where inflation and interest changes automatically cause a change in the anticipated liability. Rather, anticipated inflationary changes are considered with a host of other projection factors, risk factors, and the like, following generally accepted actuarial principles and techniques.

STAFF COMMENT:

From your disclosures on page 59 we understand management calculates a range in determining the loss reserve recorded in the financial statements. In addition to your current disclosures, please describe the factors that determined the boundaries of the ranges disclosed. Disclose your basis for selecting the recorded amounts rather than any other amounts within the ranges as the best estimates of incurred losses. In addition, please clarify whether the “unexpected two percent increase in the loss cost trends” is in fact the reasonably likely change in that assumption.

COMPANY RESPONSE:

The primary determinant in estimating the reserve range boundaries are the variances measured within the historical reserving data for each line of business. Property lines typically have smaller variances, while liability lines can experience significant variability.

The ultimate determination of MBE integrates several disciplines within the Company, including Claims, Actuarial, and Accounting. The information and analysis provided by each function is considered in estimating the loss reserves. This assessment requires considerable judgment in understanding how claims mature, which classes of business are the most volatile, and how trends change over time. Management also uses retrospective tests as a tool for evaluating the results of prior period reserves and applying those lessons to future estimates

The unexpected inflation change of 2% was chosen based on the CPI movement over the last ten years, which has typically been in the 1% to 3% range.

[Remainder of page intentionally blank]

STAFF COMMENT:

Contractual Obligations, page 50

2.

It does not appear that you included the interest on debt and the pension and post retirement benefit obligations in this table. Please provide to us in disclosure-type format a revised presentation of this table that includes these liabilities as it would appear that they represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

COMPANY RESPONSE:

Note to Staff: The table below provides an enhanced presentation of the contractual obligation table as requested.

The Company’s significant contractual obligations as of December 31, 2005, are as follows:

($ in millions)	Total	Due 1 year or less	Due 1 – 3 years	Due 3 – 5 years	Due after 5 years
Direct loss and ALAE reserves (1)	$748.4	291.7	247.6	96.9	112.2

Notes payable:
Senior notes due 2013: issued $100.0, November 2003 with fixed interest	$100.0	-	-	-	100.0
Subordinated debentures due 2033: issued $15.5, May 2003 with variable interest adjusting quarterly	15.5	-	-	-	15.5

Total notes payable	$115.5	-	-	-	115.5

Interest on notes payable (2):
Senior notes due 2013: issued $100.0, November 2003 with fixed interest	$50.0	6.3	12.5	12.5	18.7
Subordinated debentures due 2033: issued $15.5, May 2003 with variable interest adjusting quarterly	37.3	1.3	2.7	2.7	30.6

Total interest payable	$87.3	7.6	15.2	15.2	49.3

Postretirement benefits	$51.0	3.4	7.6	9.0	31.0

Pension funding (3)	$88.2	1.0	16.1	17.6	53.5

(1)

The Company’s actuarial department derived expected payment patterns separately for the direct loss and ALAE reserves (ALAE defined below). Amounts include the STFC Pooled Companies net additional share of transactions assumed from Mutual through the Pooling Agreement (see reconciliation of management’s best estimate included in the Loss Reserves section included herein). These patterns were applied to the December 31, 2005, loss and ALAE payable to generate estimated annual incremental loss and ALAE payments for each subsequent calendar year. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2)	Refer to the “Borrowing Arrangement” section of the “Liquidity and Capital Resources” in the Management’s Discussion and Analysis.

(3)

These amounts are estimates of ERISA minimum funding levels for the Company’s Pension Plan and do not represent an estimate of the Company’s expected contributions. See further discussion regarding the Pension Plan at the “Liquidity and Capital Resources – General” section, included herein. See Item 8, of the Company’s Consolidated Financial Statements, Note 9, “Pension and Postretirement Benefits Plans” for a tabular presentation of expected benefit payments from the Company’s Pension Plan.

Attached as Exhibit A to this letter is a statement from the Company acknowledging the matters requested in the June 14 Correspondence.

If you need any additional information or clarification, please let me know.

Sincerely,

/s/ Cynthia A. Powell
Cynthia A. Powell, Treasurer , Vice
President and Comptroller

Copies to:	Jim B. Rosenberg, Securities and Exchange Commission
Joseph Roesler, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP

EXHIBIT A

ACKNOWLEDGEMENTS OF STATE AUTO FINANCIAL CORPORATION

As requested in the June 14, 2006 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert P. Restrepo, Jr., the President and Chief Executive Officer of State Auto Financial Corporation (the “Company”), the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 17, 2006	STATE AUTO FINANCIAL CORPORATION

	By	/s/ Robert P. Restrepo, Jr.
Robert P. Restrepo, Jr.,
President and Chief Executive Officer